Filed by: Fidelity Merrimack Street Trust

Pursuant to Rule 425 under the Securities Acts of 1933 and

deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Salem Street Trust

SEC File No. 811-02105 and 002-41839

October 3, 2024

Q&A: FIDELITY® MUNICIPAL BOND INDEX FUND AND

FIDELITY® MUNICIPAL CORE PLUS BOND FUND CONVERSIONS TO

EXCHANGE TRADED FUNDS (ETFs)

Q1:

I understand that two Fidelity fixed income funds may convert to exchange traded funds (ETFs). What can you tell me?

A:

That’s correct. Fidelity Investments announced plans to convert Fidelity® Municipal Bond Index Fund and Fidelity® Municipal Core Plus Bond Fund into exchange traded funds (ETFs). Subject to shareholder approval for Fidelity Municipal Core Plus Bond Fund, this change will add two new ETFs to Fidelity’s current lineup of 69 ETFs and two ETPs. As of August 31, 2024, this lineup has combined assets of $83.6 billion.

Q2:

How does this impact shareholders?

A:

Fidelity believes the conversions will provide multiple benefits for investors of the funds, including lower expenses, additional trading flexibility, and increased portfolio holdings transparency.

For Fidelity® Municipal Bond Index Fund, no action is required for fund shareholders that hold fund shares through an account that can hold shares of an ETF. At conversion, shareholders of the fund will receive ETF shares equal in value to the aggregate net asset value of shares of the fund they own and may receive a cash payment in lieu of fractional shares of the ETF, and the redemption of fractional shares may be a taxable event.

For Fidelity® Municipal Core Plus Bond Fund, a special meeting of the shareholders is expected to be held on March 12, 2025, and approval of the conversion will be voted on at that time. If approved, no action is required for fund shareholders that hold fund shares through an account that can hold shares of an ETF. At conversion, shareholders of the fund will receive ETF shares equal in value to the aggregate net asset value of shares of the fund they own and may receive a cash payment in lieu of fractional shares of the ETF, and the redemption of fractional shares may be a taxable event.

Importantly, to receive shares of an ETF as part of the conversion, fund shareholders must hold their shares through an account that can hold shares of an ETF (i.e., a brokerage account). If fund shareholders do not hold their shares through an account that can hold shares of an ETF, they will not receive shares of an ETF as part of the conversion. Please note that the conversion may result in a liquidation and a potential taxable event in certain accounts. Please see Q4 for details.

If you have any questions, please reach out to your financial representative. For retail customers, dial 800-343-3548. For advisor clients, dial 877-208-0098.

Q3:

When would the planned changes take effect? When would the funds convert to ETFs?

A:

The conversions are expected to be completed in April 2025, subject to shareholder approval for Fidelity Municipal Core Plus Bond Fund. The following chart provides detailed information on the actions leading up to the conversions and the potential impact on investors.

Action Items in Connection with the Conversion	Effective Date*
	Fidelity® Municipal Bond Index Fund	Fidelity® Municipal Core Plus Bond Fund
Last day for new investors to purchase Fund shares in an account that can hold an ETF.	N/A	January 13, 2025
Record and mail date for information statement and proxy statement, respectively.	February 18, 2025	January 13, 2025

Shareholder meeting date for Fidelity® Municipal Core Plus Bond Fund.

Effective on the date of shareholder approval of the Conversion, any sales charges, contingent deferred sales charges, 12b-1 fees, and finder's fee payments applicable to any class of shares of the Fund will be waived.

	N/A	March 12, 2025

Advisor classes A, M, C, I and Z of Fidelity® Municipal Core Plus Bond Fund will be consolidated into the retail class of the Fund.

The Adviser classes will contractually reimburse the retail class to the extent total operating expenses, subject to certain exclusions, exceed 0.30% through the date of Conversion.

	N/A	March 14, 2025**
Last day for shareholders to purchase Fund shares in an account that can hold an ETF.	February 18, 2025	March 28, 2025**

The Funds will declare their final daily dividend, to be paid on the first business day of the following month, as is standard policy for these mutual funds.

The Funds’ net income from April 1 through April 4, 2025, will be carried over to the corresponding ETF in the conversion and will be included in that ETF’s first monthly income distribution in late April 2025. The ETFs intend to distribute income monthly, as is standard policy for fixed income ETFs.

After March 31, 2025, any redemption, exchange, or liquidation of mutual fund shares done prior to or at the time of the conversion will be done at the NAV of the shares and will thus include the value of any undistributed income.

	March 31, 2025	March 31, 2025**

Last day to redeem Fund shares or exchange Fund shares for shares of another Fidelity mutual fund.

If you do not want to receive shares of the ETF in connection with the Conversion, you can exchange your Fund shares for shares of another Fidelity mutual fund that is not participating in a conversion or redeem your Fund shares.

Prior to doing so, however, you should consider the tax consequences associated with either action. Exchange or redemption of your Fund shares may be a taxable event if you hold your shares in a taxable account.

	April 3, 2025	April 3, 2025**
Conversion	April 4, 2025	April 4, 2025**

*These dates may change if the closing date of the conversion changes. Effective dates are as of close of business.

**Subject to shareholder approval of the conversion proposal.

Q4:

What will happen to shareholders of the funds that can’t hold ETFs?

A:

Shareholders who do not currently have an account that can hold an ETF, which includes Fidelity Investments accounts starting with 2aa through 2zz and may also include accounts managed through your workplace or a non-Fidelity adviser, have the option to either:

1.

Participate in the conversion and receive shares of the new ETFs by opening a brokerage account and transferring their mutual fund shares into it prior to conversion date.

2.

Do nothing and not participate in the conversion.

Shareholders who hold fund shares through an IRA or employer sponsored group retirement plan that does not have the ability to hold shares of ETFs will need to redeem their shares prior to the conversion, or their broker or intermediary may transfer their investment in a fund to a different investment option prior to the conversion.

Shareholders who do nothing may have their mutual fund shares liquidated and receive a cash distribution. Shareholders who receive a cash distribution should note that this may result in a taxable event.

If you have any questions, please reach out to your Fidelity representative. For retail customers, dial 800-343-3548. For advisor clients, dial 877-208-0098.

Q5:

Can I buy the mutual funds in advance of the conversion?

A:

Generally speaking, yes, as long as you purchase them within a brokerage account. Please refer to Q3 for final dates to purchase shares of the mutual funds.

Q6:

What will the ETFs’ names be?

A:

The ETFs’ names will be as follows:

Current Fund	New ETF
Fidelity® Municipal Bond Index Fund (FMBIX)	Fidelity® Systematic Municipal Bond Index ETF (FMUN)
Fidelity® Municipal Core Plus Bond Fund (FMBAX)	Fidelity® Municipal Bond Opportunities ETF (FMUB)

Q7:

Why are you converting more mutual funds to ETFs? Why were these specific funds chosen?

A:

Fidelity has been an innovator in the active ETF space for years. We continue to look for opportunities to grow our lineup with innovative strategies that can help meet the evolving needs of investors. These conversions deliver new opportunities and value for our existing shareholders, while also expanding our solutions to help meet the demand for access to innovative strategies in an ETF wrapper. We believe that the conversions will provide multiple benefits for investors of the funds, including lower net expenses, additional trading flexibility, and increased portfolio holdings transparency.

Q8:

Will the new ETFs’ investment policies be the same as their former funds?

A:

Fidelity® Municipal Bond Index Fund is currently managed to the Bloomberg Municipal Bond Index. Upon conversion, the ETF will be managed to a new proprietary index, Fidelity Systematic U.S. Municipal Bond Index. This difference is reflected in the Fund’s and the ETF’s principal investment strategies. Otherwise, the new ETF will have identical investment objectives, principal investment strategies, and fundamental investment policies to those of its former fund.

The Fidelity Systematic U.S. Municipal Bond Index aims to increase exposure to municipal bonds with higher risk-adjusted performance and liquidity characteristics relative to traditional market-capitalization weighted U.S. investment grade municipal bond indices.

The new ETF for Fidelity® Municipal Core Plus Bond Fund will have identical investment objectives, principal investment strategies, and fundamental investment policies to those of its former fund.

However, traditional mutual funds and ETFs have structural and regulatory differences that may result in performance differences between the two structures over time.

How closely the performance of an ETF would be to a mutual fund that has the same investment objective would depend on several factors, such as the investment product’s expenses, the number of holdings within each product, timing of shareholder cash flows, or differences in eligible securities for each product.

Q9:

What are the strategies and investment objectives of these ETFs?

A:

Fidelity Systematic Municipal Bond Index ETF seeks to provide a high current yield exempt from federal income tax by normally investing at least 80% of its assets in municipal securities whose interest is exempt from federal income tax. The ETF will seek to replicate the performance of the Fidelity Systematic U.S. Municipal Bond Index by normally investing 80% of its assets in securities included in the Index.

Fidelity Municipal Bond Opportunities ETF seeks to provide a high current yield exempt from federal income tax. Growth of capital may also be considered. The ETF will normally invest at least 80% of its assets in municipal securities whose interest is exempt from federal income tax. While the majority of the municipal securities in which the ETF invests are investment-grade (those of medium and high quality), it may invest up to 30% of its assets in lower-quality debt securities (those of less than investment grade quality, also referred to as high yield debt securities or junk bonds).

Q10:

Who will be the portfolio managers of the ETFs?

A:

The ETFs will be managed in the same manner as the existing funds, with no changes to the investment process or the portfolio management team. Fidelity® Municipal Bond Index Fund has co-managers Richard Munclinger, Brandon Bettencourt, and Mark Lande, and Fidelity® Municipal Core Plus Bond Fund has co-managers Elizah McLaughlin, Cormac Cullen, and Michael Maka.

Richard Munclinger is a portfolio manager in the Fixed Income division at Fidelity Investments. In this role, Mr. Munclinger is responsible for managing all of Fidelity’s fixed income index funds, as well as the inflation-protected debt sub-portfolio of Fidelity Strategic Real Return Fund (all share classes).

Prior to assuming his current position, Mr. Munclinger was a quantitative analyst working with the Core/Core Plus Bond investment team on asset allocation and risk management.

Prior to joining Fidelity in August 2016, Mr. Munclinger worked as a senior quantitative analyst at State Street Global Advisers (SSgA). Previously, he was a model validation manager at Freddie Mac and an economist at International Monetary Fund. He has been in the financial industry since 2010.

Mr. Munclinger earned his bachelor of science degree in finance from the University of Cape Town. Additionally, he earned his master of science degree, as well as his PhD, in finance from George Washington University. He is also a CFA® charterholder.

Brandon Bettencourt is a portfolio manager in the Fixed Income division at Fidelity Investments. In this role, Mr. Bettencourt is responsible for managing all of Fidelity's fixed income index funds, as well as the inflation-protected debt sub-portfolio of Fidelity Strategic Real Return Fund (all share classes).

Prior to assuming his current position in May 2014, Mr. Bettencourt was a portfolio analyst. In this capacity, he was responsible for working closely with the portfolio managers on the index team to help manage Fidelity’s fixed income index funds. Previously, he was a research associate.

Before joining Fidelity in 2008, Mr. Bettencourt was a substation operations supervisor at NSTAR Electric and Gas. He has been in the financial industry since 2008.

Mr. Bettencourt earned his Bachelor of Science degree in electrical engineering from Boston University and his Master of Science degree in power systems management from Worcester Polytechnic Institute. He is also a CFA® charterholder.

Mark Lande is a portfolio manager in the Fixed Income division at Fidelity Investments. In this role, Mr. Lande is responsible for managing all of Fidelity’s fixed income index funds.

Prior to assuming his current portfolio management responsibilities, Mr. Lande was a quantitative analyst working with the Securitized Product team and provided research and analysis of the agency mortgage market and developing models for borrower prepayment behavior. His additional responsibilities included developing and managing desk tools and processes used by portfolio managers and traders, providing oversight of the development of production data and analytics for securitized bonds, and providing support to research analysts in the non-agency RMBS, CMBS, and ABS markets. He also served as an agency MBS trader on the Securitized Products desk and a quantitative analyst on the Passive Strategy team.

Before joining Fidelity in 2011, Mr. Lande spent 10 years working for a signals intelligence and digital communications research group at BAE Systems. He has been in the financial industry since 2011.

Mr. Lande earned his Bachelor of Science in computer systems engineering from Boston University and his Master of Science in electrical engineering and signal processing from Worcester Polytechnic Institute. He is also a graduate of the BAE Systems three-year engineering leadership development program and a CFA® charterholder.

Elizah McLaughlin is a portfolio manager within the Fixed Income division at Fidelity Investments. In this role, Ms. McLaughlin co-manages Fidelity Conservative Income Municipal Bond Fund (all share classes), the Fidelity Intermediate Municipal Income Fund (all share classes), Fidelity Limited Term Municipal Income Fund (all share classes), Fidelity Municipal Core Plus Bond Fund (all share classes), Fidelity Municipal Income Fund (all share classes), Fidelity Sustainable Intermediate Municipal Income Fund (all share classes), Fidelity Tax-Free Bond Fund, and Fidelity’s Defined Maturity Fund—Fidelity Municipal Income 2025 Fund. She also co-manages Fidelity’s state municipal bond funds and various municipal bond portfolios for institutional clients.

Prior to assuming her current role, Ms. McLaughlin managed Fidelity Tax-Exempt Money Market Fund and various Fidelity state municipal money market funds. Previously, she held various roles within Fidelity, including analyst, associate analyst, and research associate. She has been in the financial industry since joining Fidelity in 1997.

Ms. McLaughlin earned her Bachelor of Arts degree in economics and biological sciences from Wellesley College and Master of Business Administration degree from the Johnson Graduate School of Management at Cornell University. She is also a CFA® charterholder.

Cormac Cullen is a portfolio manager within the Fixed Income division at Fidelity Investments. In this role, Mr. Cullen co-manages Fidelity Conservative Income Municipal Bond Fund (all share classes), the Fidelity Intermediate Municipal Income Fund (all share classes), Fidelity Limited Term Municipal Income Fund (all share classes), Fidelity Municipal Core Plus Bond Fund (all share classes), Fidelity Municipal Income Fund (all share classes), Fidelity Sustainable Intermediate Municipal Income Fund (all share classes), Fidelity Tax-Free Bond Fund, and Fidelity’s Defined Maturity Fund—Fidelity Municipal Income 2025 Fund. He also co-manages Fidelity’s state municipal bond funds and various municipal bond portfolios for institutional clients.

Prior to assuming his current position in 2016, Mr. Cullen was a research analyst covering tax-exempt health care, tobacco, and transportation issuers for the bond and money market funds. Previously, he supported the Fixed Income division as a structured analyst and senior legal counsel.

Before joining Fidelity in 2007, Mr. Cullen worked as a municipal bond attorney at Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C., in Boston. He has been in the financial industry since 2001.

Mr. Cullen earned his Bachelor of Arts degree in philosophy and psychology from Boston College, his Master of Arts degree in philosophy from Boston College, and his juris doctorate from the University of Virginia Law School.

Q11:

Does this change require shareholder approval?

A:

Shareholder approval is not required for Fidelity® Municipal Bond Index Fund’s conversion. At a meeting held on September 19, 2024, the Board of Trustees of Fidelity Salem Street Trust approved on behalf of the fund the reorganization of the fund into an

ETF, which will continue to be managed by Fidelity Management & Research Company LLC (FMR).

Shareholder approval is required for Fidelity® Municipal Core Plus Bond Fund’s conversion. At a meeting held on September 19, 2024, the Board of Trustees of Fidelity Salem Street Trust approved on behalf of the fund, subject to shareholder approval, the reorganization of the fund into an ETF, which will continue to be managed by FMR. The shareholder meeting is expected to be held on March 12, 2025, see Question 3 for additional details.

Q12:

Why is shareholder approval required for Fidelity® Municipal Core Plus Bond Fund?

A:

The conversion is subject to shareholder approval in light of differences between the management contracts for the Fund and the ETF.

Q13:

How is Fidelity communicating this change to shareholders?

A:

Fidelity will start by supplementing the funds’ prospectuses. Additionally, shareholders of Fidelity Municipal Bond Index Fund will receive an information statement/prospectus describing in detail both the conversion and the ETF, and a summary of the Board’s considerations in approving the conversion, in advance of the conversion. Shareholders of Fidelity Municipal Core Plus Bond Fund will receive a proxy statement/prospectus describing in detail both the conversion and the ETF, and a summary of the Board’s considerations in approving the conversion, in advance of the shareholder meeting. A special meeting of the shareholders of Fidelity Municipal Core Plus Bond Fund is expected to be held on March 12, 2025, and approval of the conversion will be voted on at that time.

Q14:

Will shareholders be able to trade the ETFs immediately on launch day?

A:

The ETFs will be listed on the exchange and available for trading at market open on launch date. For mutual fund shareholders, as soon as your broker dealer processes the conversion event on the launch date, your ETF shares should be available in your account to trade. If you have questions, please contact your financial representative. For retail customers, dial 800-343-3548. For advisor clients, dial 877-208-0098.

Q15:

What should shareholders do if they do not want the ETF?

A:

If shareholders do not want to receive shares of an ETF in connection with this conversion, they can exchange their fund shares for shares of another Fidelity mutual fund that is not participating in a conversion or redeem their fund shares. Prior to doing so, however, shareholders should consider the tax consequences associated with either action. Exchange or redemption of the fund shares may be a taxable event if they hold their shares in a taxable account.

Q16:

What will happen to the funds’ track records?

A:

Upon conversion the full track record of each fund will transfer to the new, corresponding ETF.

Q17:

What are the tax implications of these changes?

A:

Each conversion will be conducted pursuant to an Agreement and Plan of Reorganization and Liquidation. Each conversion is structured to be a tax-free reorganization under the U.S. Internal Revenue Code of 1986, as amended. As a result, fund shareholders generally will not recognize a taxable gain (or loss) for U.S. tax purposes due to a conversion, except with respect to cash received.

In connection with the conversion, shareholders of each fund will receive ETF shares equal in value to the aggregate net asset value of shares of the fund they own and may receive a cash payment in lieu of fractional shares of the corresponding ETF, and the redemption of fractional shares may be a taxable event.

If you do not want to receive shares of an ETF in connection with a conversion, you can exchange your fund shares for shares of another Fidelity mutual fund that is not participating in a conversion or redeem your fund shares. Before doing so, however, you should consider the tax consequences associated with either action. Exchange or redemption of your fund shares may be a taxable event if you hold your shares in a taxable account.

If you hold your fund shares through an IRA or employer sponsored group retirement plan that does not have the ability to hold shares of ETFs, you will need to redeem your shares prior to the conversion, or your broker or intermediary may transfer your investment in a fund to a different investment option prior to the conversion. See Question 3 for additional details regarding dates.

Q18:

What is an ETF, and how are its capabilities different from a mutual fund?

A:

Like a mutual fund, an ETF is comprised of a basket of securities. However, unlike a mutual fund, which issues and redeems individual shares at net asset value, ETF shares can be bought or sold through a brokerage firm on a stock exchange. Because ETFs are traded like stocks, investors can buy and sell at any time during stock exchange trading hours and can place a variety of order types (e.g., limit orders or stop-loss orders). In addition, ETFs offer the benefit of potential for lower expenses compared to a similarly managed mutual fund.

ETFs have grown in popularity and market share in recent years. Offering exposure to widely tracked indices, as well as a full range of asset classes, sectors, market capitalizations, and factor-based investing, these low-cost vehicles can help investors meet their investment goals.

For more information on ETFs and trading, visit https://www.fidelity.com/viewpoints/active-investor/ETF-trading-tips, https://www.fidelity.com/learning-center/investment-products/etf/how-trade-etfs-video. For retail customers, dial 800-343-3548. For advisor clients, dial 877-208-0098.

###

Keep in mind that investing involves risk. The value of your investment will fluctuate over time, and you may gain or lose money.

Past performance is no guarantee of future results.

Exchange-traded products (ETPs) are subject to market volatility and the risks of their underlying securities, which may include the risks associated with investing in smaller companies, foreign securities, commodities, and fixed income investments. Foreign securities are subject to interest rate, currency exchange rate, economic, and political risks, all of which are magnified in emerging markets. ETPs that target a small universe of securities, such as a specific region or market sector, are generally subject to greater market volatility, as well as to the specific risks associated with that sector, region, or other focus. ETPs that use derivatives, leverage, or complex investment strategies are subject to additional risks. The return of an index ETP is usually different from that of the index it tracks because of fees, expenses, and tracking error. An ETP may trade at a premium or discount to its net asset value (NAV) (or indicative value in the case of exchange-traded notes). The degree of liquidity can vary significantly from one ETP to another and losses may be magnified if no liquid market exists for the ETP's shares when attempting to sell them. Each ETP has a unique risk profile, detailed in its prospectus, offering circular, or similar material, which should be considered carefully when making investment decisions.

Bloomberg Municipal Bond Index is a market value-weighted index of investment-grade municipal bonds with maturities of one year or more.

Indexes are unmanaged. It is not possible to invest directly in an index.

Interest rate risk

Like all fixed income securities, the market prices of municipal bonds are susceptible to fluctuations in interest rates. If interest rates rise, market prices of existing bonds will decline, despite the lack of change in both the coupon rate and maturity. Bonds with longer maturities are generally more susceptible to changes in interest rates than bonds with shorter maturities.

Call risk

Many municipal bonds carry provisions that allow the issuer to call or redeem the bond prior to the actual maturity date. An issuer will typically call bonds when prevailing interest rates drop, making reinvestment less desirable for the holder. Some municipal bonds, including housing bonds and certificates of participation (COPs), may be callable at any time regardless of the stated call features. In some cases, bond issuers will call bonds to modify an indenture through a new offering. Investors should also be aware of special or extraordinary redemption provisions. These are provisions that give a bond issuer the right to call the bonds due to a one-time occurrence, such as a natural disaster, interruption to a revenue source, unexpended bond proceed, or cancelled projects.

Liquidity risk

The vast majority of municipal bonds are not traded on a regular basis; therefore, the market for a specific municipal bond may not be particularly liquid. This can be attributed to the large number of municipal issuers and variety of securities. With limited exceptions for some large more actively traded issues, the chances of finding a specific municipal bond in the secondary market at any given time are relatively small. According to the Municipal Securities Rulemaking Board (MSRB), it is much more common to identify basic characteristics of a municipal bond in which an investor is interested in investing (e.g., state, creditworthiness, maturity range, interest rate, or yield, market sector, etc.) and then to make a choice from a set of municipal securities that meet those criteria. Selling prior to maturity can present a challenge for municipal bond investors due to the fragmented and thinly traded nature of the market.

Revenue sources risk

With revenue bonds, the interest and principal are dependent on the revenues paid by users of a facility or service, or other dedicated revenues including those from special taxes. In general, the consumer spending that provides the funding or income stream for revenue bond issuers may be more vulnerable to changes in consumer tastes or a general economic downturn than the income stream for general obligation bond issuers. "Essentiality" is a key investor consideration for a project financed with revenue bonds. For example, a facility that delivers fundamental or essential services, such as water and sewer, may be more likely to have dependable revenues through multiple economic cycles. When evaluating revenue bonds, it is important to consider:

-

The overall economic health of the region or customer base and the impact it might have on the entity's ability to sustain its revenues.

-

The exact source of the revenues that will service and repay the debt. Is the bond solely dependent upon one source of revenue or is a larger entity standing behind the issue?

-

The entity's track record of operational effectiveness through multiple economic cycles. Is there a track-record of solid growth attracting more customers or taxpayers from more diverse sources?

-

The legal provisions that may be in place to protect the bondholder, such as rate covenants and debt service reserve funds.

-

The competence of financial management of the entity. Has its credit rating been maintained or strengthened over a period of time?

-

How has it weathered previous economic downturns? How much debt does it have? How much of its cash flow is committed to paying down debt vs. investing in new projects or supporting services of value for the community?

Credit and default risk

Credit risk is the risk that the issuer will default or be unable to make required principal or interest payments. Despite the fact that many municipal bonds have high credit ratings, there is a risk of default in any bond investment.

Tax risks

Because tax-exempt interest generated by municipal bonds is usually more beneficial for investors in higher tax brackets, municipal bonds may not be appropriate for all investors, particularly those in lower tax brackets. In addition, if you are subject to the federal alternative minimum tax (AMT), the interest income generated by certain municipal bonds (mainly private activity bonds) may be taxable.

Inflation risks

As with all bonds, investors run the risk that inflation will diminish the purchasing power of a municipal bond's principal and interest income. **Repudiation risk** \- There can be no assurance that bonds validly issued will not be partially or totally repudiated by the issuing state or municipality, should that be deemed reasonable and necessary to serve other important public purposes.

Other risks

Not all risks can be quantified in a bond's prospectus or offering circular. A type of risk called "special event risk," lawsuits or significant legal changes, another community's public works project, unusual weather, an economic downturn, or other events could impact the issuer's ability to meet their financial commitments.

Fidelity Municipal Bond Index Fund

In connection with the conversion, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission. After the registration statement is filed with the SEC, it may be amended or withdrawn, and the information statement/prospectus will not be distributed to Fund shareholders unless and until the registration statement becomes effective. Shareholders should read the information statement/prospectus, which contains important information about the Conversion, when it becomes available. For a free copy of the information statement/prospectus, please contact Fidelity at 1-800-544-8544 or send an email request to fidfunddocuments@fidelity.com. The information statement/prospectus will also be available on the Securities and Exchange Commission’s website (www.sec.gov).

Fidelity Municipal Core Plus Bond Fund

In connection with the conversion, a proxy statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission. After the registration statement is filed with the SEC, it may be amended or withdrawn, and the proxy statement/prospectus will not be distributed to Fund shareholders unless and until the registration statement becomes effective. Shareholders should read the proxy statement/prospectus, which contains important information about the Conversion, when it becomes available. For a free copy of the proxy statement/prospectus, please contact Fidelity at 1-800-544-8544 or send an email request to fidfunddocuments@fidelity.com. The proxy statement/prospectus will also be available on the Securities and Exchange Commission’s website (www.sec.gov).

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

The foregoing is not a solicitation of any proxy. For a free copy of the Proxy Statement describing the relevant reorganization discussed herein (and containing important information about fees, expenses and risk considerations) and a prospectus for the relevant acquiring fund, please call 1-800-544-8544 (retail class) or 1-877-208-0098 (Advisor Classes, if applicable). The prospectus/proxy statements will also be available for free on the Securities and Exchange Commission’s web site (www.sec.gov).

The Chartered Financial Analyst (CFA) designation is offered by the CFA Institute. To obtain the CFA charter, candidates must pass three exams demonstrating their competence, integrity, and extensive knowledge in accounting, ethical and professional standards, economics, portfolio management, and security analysis, and must also have at least 4,000 hours of qualifying work experience completed in a minimum of 36 months, among other requirements. CFA® is a trademark owned by CFA Institute.

Before investing in any exchange-traded fund, you should consider its investment objectives, risks, charges, and expenses. Contact Fidelity for a prospectus, offering circular or, if available, a summary prospectus containing this information. Read it carefully.

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